# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Anghami Inc., CIK 0001871983
CUSIP: G0369L101
Title of class of securities: Ordinary shares
Address of issuer's principal executive offices: 16th Floor, Al-Khatem Tower, WeWork Hub7, Abu Dhabi Global Market Square, Al Marya, Abu Dhabi, United Arab Emirates (C0), 25642
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001965875

## Reporting persons
- Samena Beats Holdings: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,635,800; shared voting power 0; sole dispositive power 1,635,800; shared dispositive power 0; aggregate amount beneficially owned 1,635,800 (2.45% of the class)

## Item 1. Issuer
Name of issuer: Anghami Inc.
Address of issuer's principal executive offices: 16th Floor, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates

## Item 2. Person Filing
Name of person filing: This statement is filed by Samena Beats Holdings, a Cayman Islands incorporated limited liability company ("Reporting Person").
Address of principal business office or, if none, residence: 190, Elgin Avenue, George Town, KY1-1104
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,635,800
Percent of class:
2.45%
The percentage set forth herein is calculated based upon 66,846,696 Ordinary Shares outstanding as of December 31, 2024 as reported in the Company's Prospectus on Form 424B3 filed with the Securities and Exchange Commission.
Sole power to vote or to direct the vote: 1,635,800
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,635,800
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Samena Beats Holdings: /s/ Chetan Gupta, Chetan Gupta, Director (02/10/2025)